EXHIBIT 11.1
DUKE-WEEKS REALTY LIMITED PARTNERSHIP
EARNINGS TO FIXED CHARGES CALCULATION
(in thousands)

DECEMBER 31,
2000
Consolidated net income available for common units	$245,029
Dividends on preferred units	57,389
Gain on land and depreciated property sales	(58,057)
Interest expense	133,948
earnings before fixed charges	$378,309
Interest expense	$133,948
Dividends on preferred units	57,389
Interest costs capitalized	32,980
total fixed charges	$224,317
Fixed charge ratio	1.69